UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 31 March 2019
Commission File Number 1-06262

BP p.l.c.
(Translation of registrant’s name into English)

1 ST JAMES’S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NOS. 333-226485, 333-226485-01 AND 333-226485-02) OF BP p.l.c., BP CAPITAL MARKETS p.l.c. AND BP CAPITAL MARKETS AMERICA INC.; THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-67206) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-79399) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103924) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123482) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123483) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131584) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-132619) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146868) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146870) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146873) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-173136) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-177423) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-179406) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-186462) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-186463) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-199015) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-200794) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-200795) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-207188) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-207189) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-210316) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-210318) OF BP p.l.c., AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following table shows the unaudited consolidated capitalization and indebtedness of the BP group as of 31 March 2019 in accordance with IFRS:
Capitalization and indebtedness

31 March
$ million	2019
Share capital and reserves
Capital shares (1-2)	5,419
Paid-in surplus (3)	13,891
Merger reserve (3)	27,206
Treasury shares	(14,635)
Cash flow hedge reserve	(763)
Costs of hedging reserve	(188)
Foreign currency translation reserve	(7,933)
Profit and loss account	78,202
BP shareholders' equity	101,199

Finance debt and lease liabilities (4-6)
Lease liabilities due within one year	2,099
Finance debt due within one year	11,480
Lease liabilities due after more than one year	8,195
Finance debt due after more than one year	54,510
Total finance debt and lease liabilities	76,284
Total (7)	177,483

1.
Issued share capital as of 31 March 2019 comprised 20,345,694,052 ordinary shares, par value US$0.25 per share, and 12,706,252 preference shares, par value £1 per share. This excludes 1,262,930,568 ordinary shares which have been bought back and are held in treasury by BP. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholders’ meetings.

2.	Capital shares represent the ordinary and preference shares of BP which have been issued and are fully paid.

3.	Paid-in surplus and merger reserve represent additional paid-in capital of BP which cannot normally be returned to shareholders.

4.	Finance debt and lease liabilities recorded in currencies other than US dollars has been translated into US dollars at the relevant exchange rates existing on 31 March 2019.

5.
Finance debt and lease liabilities presented in the table above consists of borrowings and obligations under finance leases. This includes one hundred percent of lease liabilities for joint operations where BP is the only party with the legal obligation to make lease payments to the lessor. Other contractual obligations are not presented in the table above – see BP Annual Report and Form 20-F 2018 – Liquidity and capital resources for further information.

6.
At 31 March 2019, the parent company, BP p.l.c., had issued guarantees totalling $63,307 million relating to finance debt of subsidiaries. Thus 96% of the group’s finance debt had been guaranteed by BP p.l.c.

At 31 March 2019, $152 million of finance debt was secured by the pledging of assets. The remainder of finance debt was unsecured.

7.
At 31 March 2019 the group had issued third-party guarantees under which amounts outstanding, incremental to amounts recognized on the group balance sheet, were $670 million in respect of the borrowings of equity-accounted entities and $366 million in respect of the borrowings of other third parties.

8.	On 8 May 2019, in the ordinary course of business, the group issued bonds totalling $3.0 billion with maturity dates ranging from 6 to 12 years.

Exhibit Index

Exhibit Number	Description
99.1
Risks relevant to debt securities that may be issued from time to time by BP Capital Markets p.l.c. and BP Capital Markets America Inc., irrevocably and unconditionally guaranteed by BP p.l.c. pursuant to the registration statement on Form F-3 (File Nos. 333-226485, 333-226485-01 and 333-226485-02) of BP p.l.c., BP Capital Markets p.l.c. and BP Capital Markets America Inc.

99.2	Capitalization and Indebtedness

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated:	21 May 2019	/s/ HANNAH ASHDOWN
HANNAH ASHDOWN
Assistant company secretary